# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SkyWater Technology, Inc., CIK 0001819974
CUSIP: 83089J108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2401 East 86th Street, Bloomington, Minnesota (MN), 55425
Date of event which requires filing of this statement: 10/02/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-22-011053
Filed by CIK 0001945768

## Reporting persons
- Zibrowski Bart L: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,162,549; sole dispositive power 0; shared dispositive power 2,162,549; aggregate amount beneficially owned 2,162,549 (4.49% of the class)
  Comment: * This percentage calculation is based on 48,175,815 shares of common stock outstanding as of August 6, 2025, as reported by the issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2025.
- DDK Developments, L.L.C.: type of reporting person: individual (IN); citizenship or place of organization: Minnesota (MN); sole voting power 0; shared voting power 2,162,549; sole dispositive power 0; shared dispositive power 2,162,549; aggregate amount beneficially owned 2,162,549 (4.49% of the class)
  Comment: * This percentage calculation is based on 48,175,815 shares of common stock outstanding as of August 6, 2025, as reported by the issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2025.

## Item 1. Issuer
Name of issuer: SkyWater Technology, Inc.
Address of issuer's principal executive offices: 2401 East 86th Street, Bloomington, MN, 55425

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by DDK Developments, LLC ("DDK"), a Minnesota limited liability company, and Bart L. Zibrowski (collectively with DDK, the "Reporting Persons")
Address of principal business office or, if none, residence: 740 Saddle Wood Drive, Eagan, MN 55123
Citizenship: DDK Developments, LLC ("DDK"), a Minnesota limited liability company;v Bart L. Zibrowski is a citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,162,549
Percent of class: 4.49
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,162,549
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,162,549

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1819974/000121465925000328/ex99_1.htm

## Signatures
- Zibrowski Bart L: /s/ Bart Zibrowski, Bart Zibrowski (10/28/2025)
- DDK Developments, L.L.C.: /s/ Bart Zibrowski, Managing Member (10/28/2025)